FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

On February 2, 2012, the Registrant filed an immediate report with the Israeli Securities Authority pursuant to which it reported the results of the Special General Meeting of the Shareholders of the Company convened on February 1, 2012, as follows:

1.To approve the amendment and extension of the Company's engagement with Discount Investment Corporation Ltd. , a controlling shareholder of the Company, in a service agreement for an additional period of three years from May 1, 2012

The shareholders resolved to vote for the proposal.

The amount of shares voted: 22,879,271
The amount of shares voted for: 22,190,229

The amount of shares voted which were not deemed as held by persons who have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 6, 000,101of which 5,532,950 voted for approval of the transaction.

The amount of shares voted against: 467,151

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 92.21%

The percentage of voters who voted against, out of the total voting rights in the Company: 2.1%

2.  To approve, in advance, the Company's engagement in a "directors and officers" insurance policy from July 1, 2012 (the date of expiration of the present insurance policy in which the Company engaged) through Clal Insurance Company. Ltd. ("Clal", "Commencement of the First Insurance Period"), or through another insurer, for a period to be determined (the "First Insurance Period"), and to approve, in advance, the Company's engagement in an insurance policy as stated in this section after expiration of the First Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to the directors and officers, as shall serve at the Company and at the group from time to time, including officers who are controlling shareholders or their relatives, subject to the terms and conditions specified in the Proxy Statement. This resolution will remain in effect for a period of three years from the date of Commencement of the First Insurance Period.

The shareholders resolved to vote for the proposal.

The amount of shares voted: 22,879,271
The amount of shares voted for: 22,599,773

The amount of shares voted which were not deemed as held by persons who have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 6,011,212 of which 5,946, 124 voted for approval of the transaction.

The amount of shares voted against: 65,088

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 98.92%

The percentage of voters who voted against, out of the total voting rights in the Company: 0.3%

3.  To approve an amendment to the Company's Articles of Association  ("Articles") as marked in Sections 1, 19, 52, 97, 104, 111, 138-142 (inclusive) in the amended form of the Articles, which is attached hereto as Annex B to the Proxy Statement, which mainly concern expansion of the provisions of the Articles that pertain to indemnification and insurance of officers, as permitted in accordance with the changes in the Companies Law and with other legislation on matters pertaining to indemnification and insurance, as well as adaptation of the provisions of the Articles to additional changes that have occurred in the Companies Law

The shareholders resolved to vote for the proposal.

The amount of shares voted: 22,879,271
The amount of shares voted for: 22,449,279

The amount of shares voted which were not deemed as held by persons who have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 6,014,474 of which 5, 793,254voted for approval of the transaction.

The amount of shares voted against: 221,220

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 96.32%

The percentage of voters who voted against, out of the total voting rights in the Company: 1.0%

4.  To approve the granting of letters of indemnification in the new form attached hereto as Annex C to the Proxy Statement (the "New Letter of Indemnification"), to all of the directors who serve and will serve from time to time in the Company, and to officers of the Company (including directors) who serve and/or shall serve therein from time to time and who are and/or whose relatives are controlling shareholders of the Company at the time of the Proxy Statement and/or in the granting of which the controlling shareholders of the Company may have a personal interest, as specified herein, subject to approval of the resolution to amend the Company's Articles, as proposed in Section 1.3 above. Insofar as the resolution to grant new letters of indemnification as stated in this section shall be approved, the letters of indemnification shall remain in effect until 1 February 2021, with the exception of letters of indemnification that shall be granted to directors and to officers who are controlling shareholders or their relatives, which will remain in effect for three years, commencing on the date of the approval of the general meeting which is hereby summoned.

The shareholders resolved to vote for the proposal.

The amount of shares voted: 22,879,271
The amount of shares voted for: 22,288,654

The amount of shares voted which were not deemed as held by persons who have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 5,683,202 of which 5,631,425 voted for approval of the transaction.

The amount of shares voted against:51,777

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 99.09%

The percentage of voters who voted against, out of the total voting rights in the Company: 0.2%

5.  To approve anew the granting of an advance exemption from liability by the Company to officers of the Company (including directors) who serve and/or shall serve therein from time to time and who are and/or whose relatives are controlling shareholders of the Company at the time of Proxy Statement ("Officers from among Controlling Shareholders") and/or in the granting of which the controlling shareholders of the Company may have a personal interest. Insofar as the resolution to grant the exemption shall be approved, the exemption shall remain valid until 1 February 2021 except for the exemption to be granted to Officers from among Controlling Shareholders which will remain valid for a period of three years commencing on the date of approval of the general meeting that is hereby convened.

The shareholders resolved to vote against the proposal.

The amount of shares voted: 22,879,271
The amount of shares voted for: 16,057,644

The amount of shares voted which were not deemed as held by persons who have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 5,983,050 of which 1,042,076 voted for approval of the transaction.

The amount of shares voted against: 6,592,217

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 17.42%

The percentage of voters who voted against, out of the total voting rights in the Company: 29.1%

6.  To grant "phantom" options to purchase 375,772 Series F preferred shares of Pocared Diagnostics Ltd ("Pocared") from the Company to the Chairman of the Company, Mr. Arie Mientkavich, on the terms and conditions detailed in the Proxy Statement

The shareholders resolved to vote for the proposal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  February 2, 2012